Exhibit 99.2

NANO-X IMAGING LTD.

(THE “COMPANY”)

PROXY

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

The undersigned shareholder of Nano-X Imaging Ltd. (the “Company”) hereby nominates, constitute and appoint each of Guy Nathansohn, Marina Gofman Feler, and Jonathan M. Nathan as its true and lawful proxy and attorney with full power of substitution for and in the undersigned’s name, place and stead, to represent and vote all of the ordinary shares, par value NIS 0.01 per share of the Company (the “Shares”), which the undersigned is entitled to vote at the 2026 Annual General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company, located at Ofer Tech Park, 94 Shlomo Shmeltzer Road Petach Tikva 4970602, Israel, on Thursday, September 17, 2026, at 3:00 p.m. (Israel time) (8:00 a.m. ET), and at any adjournments or postponements thereof, upon the matters listed on the reverse side, which are more fully described in the Notice, dated August 13, 2026 (the “Notice”), and Proxy Statement, dated August 18, 2026, relating to the Meeting (the “Proxy Statement”).

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. Subject to applicable law and the rules of Nasdaq, in the absence of such directions, the Shares represented by this Proxy, when properly executed and received by the Company, will be voted “FOR” the proposed resolutions to be presented at the Meeting or any adjournment(s) or postponement(s) thereof, and “FOR” any additional proposals coming before the Meeting for which the board of directors of the Company recommends a “FOR” vote.

Shareholders entitled to notice of and to vote at the Meeting or at any adjournment(s) or postponement(s) thereof shall be determined as of the close of business on Tuesday, August 18, 2026, the record date fixed by the board of directors of the Company for such purpose.

The undersigned hereby acknowledges receipt of the Notice and Proxy Statement.

Any and all proxies given by the undersigned prior to this proxy are hereby revoked.

(Continued and to be signed on the reverse side)

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS YOU VOTE “FOR” ALL FOUR PROPOSALS (AND, IN THE CASE OF PROPOSAL 1, ALL SUB-PROPOSALS). PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒.

Proposal 1: Re-election of each of Dan Suesskind and Michael Jackman as a Class III director, to serve on the Company’s board of directors for a three-year term, until the Company’s annual general meeting of shareholders in 2029, and until his successor is duly elected and qualified.

Nominees:

1a. Dan Suesskind

☐ FOR	☐ AGAINST	☐ ABSTAIN

1b. Michael Jackman

☐ FOR	☐ AGAINST	☐ ABSTAIN

Proposal 2: To approve an amendment to the Company’s amended and restated articles of association that will increase the authorized share capital of the Company by NIS 500,000 (that is, by 50,000,000 ordinary shares, par value NIS 0.01 per share) such that the total authorized share capital of the Company will be NIS 1,500,000, comprised of 150,000,000 ordinary shares, par value NIS 0.01 per share.

☐ FOR	☐ AGAINST	☐ ABSTAIN

Proposal 3: Approval of two equity grants to Mr. Erez Meltzer in his capacity as the Chief Executive Officer of the Company.

☐ FOR	☐ AGAINST	☐ ABSTAIN

Proposal 4: Approval of the re-appointment of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accountants for the fiscal year ending December 31, 2026, and for such additional period until the Company’s next annual general meeting, and approval of their remuneration for that fiscal year.

☐ FOR	☐ AGAINST	☐ ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

To change the address on your account, please check the box on the right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Date: __________, ____

Signature of Shareholder

Date: __________, ____

Signature of Shareholder

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, the senior holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign the full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in the partnership name by an authorized person.